

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

<u>Via E-mail</u>
Mr. Barton Hedges
Chief Executive Officer
Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207, Camana Bay
P.O. Box 31110
Grand Cayman, KYI-1205
Cayman Islands

  Re: Greenlight Capital Re, Ltd.
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed February 21, 2012
    File No. 001-33493

Dear Mr. Hedges:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Joel Parker

       Joel Parker
       Accounting Branch Chief